FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of January, 2007
GENERAL GEOPHYSICS COMPANY-VERITAS
(translation of registrant’s name into English)
Tour Maine Montparnasse — 33 Avenue du Maine – BP 391 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS
(ISIN: FR0000120164 — NYSE : CGV)
COMPAGNIE GENERALE DE GEOPHYSIQUE-VERITAS ANNOUNCES FINAL
ALLOCATION OF MERGER CONSIDERATION IN ACQUISITION OF VERITAS DGC INC.
Paris, January 18, 2007 – Compagnie Générale de Géophysique-Veritas (NYSE: CGV) today announced the final allocations of merger consideration in its acquisition of Veritas DGC Inc.
In the transaction, stockholders of Veritas were offered a choice of receiving CGV ADSs or cash for each of their shares, subject to certain limitations.
Of the 40,420,483 shares of Veritas common stock outstanding as of the merger date (January 12, 2007), approximately:
•	33,004,041 of the shares, or 81,7%, had elected to receive cash,

•	5,788,701 of the shares, or 14,3%, had elected to receive CGG ADSs; and

•	1,627,741 of the shares, or 4.0%, did not make a valid election.
Stockholders electing cash will receive, on average, 0.9446 CGV ADSs and $45.32 in cash per share of Veritas common stock. Stockholders electing ADSs and stockholders making no valid election will receive 2.0097 CGV ADSs per share of Veritas common stock. In aggregate, approximately $1.5 billion and approximately 46.1 million shares of CGV ADSs will be paid to Veritas stockholders as merger consideration.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is the world’s leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on the Eurolist of Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (under the form of American Depositary Shares, NYSE: CGV).
Contact Relations Investisseurs:
Paris : Christophe Barnini Tel.: +33 1 64 47 38 10           invrelparis@cggveritas.com
Houston : Mindy Ingle Tel. : (1) 832 351 8821      invrelhouston@cggveritas.com
Contact Press:
Brunswick Tel.: +1 212 333 3810
This news release may include projections and other “forward-looking statements” within the meaning of the federal securities laws. Any such projections or statements reflect the current views of CGGVeritas about future events and financial performance. No assurances can be given that such events or performance will occur as projected and actual results may differ materially from those projected.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENERAL GEOPHYSICS COMPANY-VERITAS
33 avenue du Maine — BP 191
75755 — PARIS CEDEX 15

Date : January 18th, 2007	By	/s/ Gerard CHAMBOVET Gerard CHAMBOVET Senior Executive Vice President
Technology Control & Planning, and Communication